March 18, 2008

To:	Edward M. Kelly, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Commercial E-Waste Management, Inc.
Amendment No. 2 to Form SB-2
Filed November 7, 2007
File No.: 333-147193

Dear Mr. Kelly:

The following are the company’s responses and revisions to its filing pursuant to your letter dated December 3, 2007:

General

1.

As appropriate, consider applicable requirements for updating the financial statements and the independent public accountant’s consent.

Updated audited financial statements through the year ended December 31, 2007 and an updated the independent public accountant’s consent have been included in the amended registration statement.  As a result, the registration statement has been amended throughout to incorporate the updated financial information through the year ended December 31, 2007.

2.

Effective February 4, 2008, the Commission has adopted a new system of disclosure rules for smaller companies filing periodic reports and registration statements.  If Commercial E-Waste Management files an amendment to the registration statement on or after February 4, 2008, Commercial E-Waste Management must:

•

File an amendment on Form S-1.

•

Elect whether to keep the Form SB-2 disclosure format in the amendment for up to six months after the effective date of the new rules,  August 4, 2008.

See Release No. 33-8876.  For additional guidance, you may wish to refer to “A Small Entity Compliance Guide” that is available on the Commission’s website at http://www.sec.gov/info/smalbus/secg/smrepcosysguid.pdf.

The Registrant has filed an amendment on Form S-1, prepared in accordance with the smaller reporting company disclosure requirements.

Directors, Executive Officers, Promoters and Control Persons, page 12

3.

Disclosure made in response to prior comment 12 that both Ms. Brenda Pfeifer and Mr. Eugene Pfeifer work for Commercial E-Waste Management on a full time basis is inconsistent with the disclosure in footnote (2) on page 13 that Commercial E-Waste Management expects Mr. Pfeifer to spend approximately 10-20 per week on its business affairs.  Please reconcile the disclosures.

United States Securities and Exchange Commission

Re: Commercial E-Waste Management, Inc.

January 22, 2008

The disclosure has been revised to remove reference to Mr. Pfeifer spending approximately 10-20 hours per week on the affairs of the Registrant.

Business of Issuer, page 17

4.

Include in the registration statement the information that you provided us in response to prior comment 9: Commercial E-Waste Management “has not received significant recurring revenues from, nor has any long-term or guaranteed term contracts in place with, any customers…and does not believe it is dependent upon one or a few customers.”

The registration statement has been amended to provide disclosure regarding the Registrant’s major customers, as follows:

Risk Factors (page 7):

The loss of a major customer could materially adversely affect our revenues and operations.

We derived and expects to continue to derive a significant portion of its revenues from a relatively limited number of customers.  Revenues and earnings can fluctuate from period to period, based upon both factors outside of our control and the level of our sales and marketing efforts.  There can be no assurance that our major customers will continue to engage our services our purchase our products, or that we will be able to replace revenues from such customers with revenues from other customers.  The loss of, or a significant reduction in revenues from, any of our major customers could have a material adverse effect on our business, financial condition and results of operations.

Dependence on One or a Few Major Customers (page 18):

As of December 31, 2007, we have had approximately 170 unique customers.  Our five largest customers collectively accounted for approximately 32.9% of gross revenues during the year ended December 31, 2007, as follows:

Customer Name	Approximate % of Revenues

Tunheim Partners	9.5%
ETK International	7.4%
Internet Broadcasting	5.7%
Painting by Nakasone	5.4%
Jerry’s Foods	4.9%

Revenues and earnings can fluctuate from period to period, based upon both factors outside of our control and the level of our sales and marketing efforts.  Although our largest customers are expected to vary from period to period, we anticipate that our results of operations in any given period will depend to a significant extent upon revenues from a small number of customers.  We have no long-term or guaranteed contracts in place with any customers and there can be no assurance that our major customers will continue to engage our services, or that we will be able to replace revenues from such customers with revenues from other customers.  The loss of, or a significant reduction in revenues from, any of our major customers could have a material adverse effect on our business, financial condition and results of operations.

United States Securities and Exchange Commission

Re: Commercial E-Waste Management, Inc.

January 22, 2008

Management’s Discussion (page 34):

Revenues from our five largest customers collectively accounted for approximately 32.9% of gross revenues during the year ended December 31, 2007, as follows:

Customer Name	Approximate % of Revenues

Tunheim Partners	9.5%
ETK International	7.4%
Internet Broadcasting	5.7%
Painting by Nakasone	5.4%
Jerry’s Foods	4.9%

We have no long-term or guaranteed contracts in place with any customers and there can be no assurance that our major customers will continue to engage our services, or that we will be able to replace revenues from such customers with revenues from other customers.

Distribution Methods of the Products and Services, page 17; Number of total employees and number of full time employees, page 19; and Operating Expenses, page 20

5.

Disclosures made in response to prior comment 2 that Commercial E-Waste Management has four salespersons, two of whom are its officers and directors, work on a commission-only basis and are therefore not considered employees is inconsistent with disclosure under “The Company” on page 3 that Commercial E-Waste Management has contracted four independent, commission-based salespersons and has two officers, both of whom act as full time employees, and a sole director.  Please reconcile disclosures.

The disclosure has been revised to read, as follows:

We are currently in the development stage.  During the development stage, we plan to rely heavily upon the services of Brenda Pfeifer, our President and sole director, and Eugene Pfeifer, our Secretary and Treasurer, to set up our business operations.  Both Mr. and Mrs. Pfeifer currently work for us on a full-time basis.  There are no other full- or part-time employees.  We believe that our operations are currently on a small scale that is manageable by these individuals.  In addition, we have two sales persons that work for us on a commission-only basis, and are therefore not considered employees.

Undertakings, page 45

6.

Refer to prior comment 20.  As requested previously, included the Rule 430C undertaking as required by Item 512(f)(2) of Regulation S-B.

The following undertaking, as set forth in Item 512(f)(2) of Regulation S-B, is included in the registration statement on page 44:

For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

United States Securities and Exchange Commission

Re: Commercial E-Waste Management, Inc.

January 22, 2008

Exhibits

7.

Refer to prior comment 22.  The five exhibits filed with pre-effective amendment 1 to the registration statement are mistagged on the EDGAR system.  Specifically:

•

Exhibits 10(a), 10(b), 10(c), and 10(d) are mistagged as exhibit 10 and are not tagged as exhibits 10(a), 10(b), 10(c), and 10(d).

•

Exhibit 23(b) is mistagged as exhibit 23 and is not tagged as exhibit 23(b).

Note that the number used in the far left column of the exhibit table under Item 601 of Regulation S-B refers to the appropriate subsection in subparagraph (b) where a description of the exhibit can be found.  Whenever necessary, alphabetical or numerical subparts are to be used to assign numbers to exhibits filed with document.  Further, the exhibits’ tags on the EDGAR system are to conform to the numbers assigned to the exhibits in response to Item 27 of Form SB-2.  Refer to the EDAGR Filer Manual for instructions, and revise.  If you or your EDAGR filer requires technical assistance, please contact EDGAR operations staff at the number listed in the manual.

The Registrant has provided the above information to, and again consulted with, its Edgar filer to assure this concern is addressed and that all exhibits are properly tagged.

8.

Notwithstanding the response to prior comment 23 that “There exists no other formal written agreement between the Registrant and its officers, sole director or any other party to provide additional financing to the Registrant,” disclosure in the financial statements’ note 3 states that if additional capital is required, Commercial E-Waste Management’s president has agreed to provide funds as a loan over the next 12 month period.  Where a registrant is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-B if it were written, the registrant should provide as an exhibit to the registration statement a written description of the contract similar to that required for oral contracts or arrangements.  Please revise or advise.

There exists no arrangement for financing from its officers, director or any other party, other than as has already been previously disclosed.  The Registrant has amended note 3 to the financial statements to remove such reference, as follows:

The Company recently conducted a private offering of its debt and equity securities to obtain operating capital.  However, the Company is dependent upon its ability, and will continue to attempt, to secure equity and/or debt financing.  There are no assurances that the Company will be successful and without sufficient financing it would be unlikely for the Company to continue as a going concern.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact the undersigned at (651) 454-2600 or Randall V. Brumbaugh, counsel for the Registrant, at (626) 335-7750.

Sincerely,

/s/ Brenda Pfeifer

Brenda Pfeifer

President

Attachments:

Form S-1 amendment 2, marked